Exhibit 12

CELANESE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Six Months Ended June 30, 2005	Three Months Ended June 30, 2005	Three Months Ended June 30,2004	Three Months Ended March 31, 2004
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	146	123	(104)	72
Less:
Equity in net earnings of affiliates	(27)	(12)	(18)	(12)
Plus :
Income distributions from equity investments	46	10	6	15
Amortization of capitalized interest	3	1	2	2
Total fixed charges	277	84	137	16
Total earnings as defined before combined fixed charges	445	206	23	93
Fixed charges:
Interest expense	244	68	130	6
Capitalized interest	2	1	1	3
Estimated interest portion of rent expense	12	6	6	7
Cumulative undeclared and declared preferred stock dividends	4	2	—	—
Guaranteed payment to minority shareholders	15	7	—	—
Total combined fixed charges	277	84	137	16
Ratio of earnings to combined fixed charges(1)	1.6	2.5	0.2	5.8

(1)	Earnings were insufficient to cover combined fixed charges by $114 million for the three months ended June 30, 2004.